SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Greektown Superholdings, Inc.
(Name of Issuer)
Series A-1 Common Stock
(Title of Class of Securities)
392485108
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 12 PAGES

CUSIP No. 392485108

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, except through its indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9, above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

PAGE 2 OF 12 PAGES

CUSIP No. 392485108

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 807,820
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 807,820
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,820 (assuming conversion of 765,596 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants). For additional information, see Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

87.90% (assuming conversion of 765,596 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants). For additional information, see Item 4.

12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 3 OF 12 PAGES

CUSIP No. 392485108

1	NAME OF REPORTING PERSON John Hancock Funds II High Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,384 shares owned directly by the Fund (assuming conversion of 168,490 shares of Series A-1 Convertible Preferred Stock). Manulife Asset Management (US) LLC has sole voting and dispositive power over these shares. For additional information, see Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.19% (assuming conversion of 168,490 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 4 OF 12 PAGES

CUSIP No. 392485108

1	NAME OF REPORTING PERSON John Hancock High Yield Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,769 shares owned directly by the Fund (assuming conversion of 300,282 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants). Manulife Asset Management (US) LLC has sole voting and dispositive power over these shares. For additional information, see Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

34.69% (assuming conversion of 300,282 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants). For additional information, see Item 4.

12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 5 OF 12 PAGES

CUSIP No. 392485108

1	NAME OF REPORTING PERSON John Hancock Strategic Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

168,053 shares owned directly by the Fund (assuming conversion of 159,488 shares of Series A-1 Convertible Preferred Stock). Manulife Asset Management (US) LLC has sole voting and dispositive power over these shares. For additional information, see Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.29% (assuming conversion of 159,488 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 6 OF 12 PAGES

CUSIP No. 392485108

1	NAME OF REPORTING PERSON John Hancock Funds II Strategic Income Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,074 shares owned directly by the Fund (assuming conversion of 55,025 shares of Series A-1 Convertible Preferred Stock). Manulife Asset Management (US) LLC has sole voting and dispositive power over these shares. For additional information, see Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.32% (assuming conversion of 55,025 shares of Series A-1 Convertible Preferred Stock). For additional information, see Item 4.
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 7 OF 12 PAGES

Item 1(a)       Name of Issuer:
Greektown Superholdings, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
555 East Lafayette
Detroit, Michigan  48226

Item 2(a)       Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC ("MAM (US)"), and is also made on behalf of John Hancock Funds II High Income Fund ("JHF II High Income Fund"), John Hancock High Yield Fund ("JH High Yield Fund"), John Hancock Strategic Income Fund ("JH Strategic Income Fund") and John Hancock Funds II Strategic Income Opportunities Fund ("JHF II Strategic Income Fund").

Item 2(b)       Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.
The principal business offices of JHF II High Income Fund, JH High Yield Fund, JH Strategic Income Fund and JHF II Strategic Income Fund are located at 601 Congress Street, Boston, Massachusetts 02210.

Item 2(c)       Citizenship:
MFC is organized and exists under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.
JHF II High Income Fund, JH High Yield Fund, JH Strategic Income Fund and JHF II Strategic Income Fund are organized and exist under the laws of the Commonwealth of Massachusetts.

Item 2(d)       Title of Class of Securities:
Series A-1 Common Stock

Item 2(e)       CUSIP Number:
392485108

Item 3            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                     (g) (X)     a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MAM (US):                                           (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

JHF II High Income Fund:                (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

JH High Yield Fund:                           (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

JH Strategic Income Fund:                (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

JHF II Strategic Income Fund:         (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

PAGE 8 OF 12 PAGES

Item 4            Ownership:

(a)     Amount Beneficially Owned:  MAM (US) has beneficial ownership of 807,820 shares of Series A-1 Common Stock, assuming conversion of 765,596 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants.  JHF II High Income Fund owns directly 176,384 shares (assuming conversion of 168,490 shares of Series A-1 Convertible Preferred Stock), JH High Yield Fund owns directly 318,769 shares (assuming conversion of 300,282 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants), JH Strategic Income Fund owns directly 168,053 shares (assuming conversion of 159,488 shares of Series A-1 Convertible Preferred Stock) and JHF II Strategic Income Fund owns directly 58,074 shares (assuming conversion of 55,025 shares of Series A-1 Convertible Preferred Stock.  Through its parent-subsidiary relationship to MAM (US), MFC may be deemed to have beneficial ownership of these same shares.  According to the terms of the Series A-1 Convertible Preferred Stock, it is eligible for conversion at the option of the holder beginning December 31, 2010, six months after the Series A-1 Convertible Preferred Stock was first issued.

(b)   Percent of Class:  Of the 153,383 shares of Series A-1 Common Stock outstanding as of November 14, 2011, according to the issuer's Quarterly Report filed on Form 10-Q for the quarterly period ended September 30, 2011, MAM (US) held 87.90%, assuming conversion of 765,596 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants.  JHF II High Income Fund held 19.19% (assuming conversion of 168,490 shares of Series A-1 Convertible Preferred Stock), JH High Yield Fund held 34.69% (assuming conversion of 300,282 shares of Series A-1 Convertible Preferred Stock, which includes 142,190 shares issuable upon exercise of warrants), JH Strategic Income Fund held 18.29% (assuming conversion of 159,488 shares of Series A-1 Convertible Preferred Stock) and JHF II Strategic Income Fund held 6.32% (assuming conversion of 55,025 shares of Series A-1 Convertible Preferred Stock.  According to the terms of the Series A-1 Convertible Preferred Stock, it is eligible for conversion at the option of the holder beginning December 31, 2010, six months after the Series A-1 Convertible Preferred Stock was first issued.

(c)   Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
MAM (US) has sole power to vote or to direct the voting of the shares of Series A-1 Common Stock it beneficially owns.

(ii)           shared power to vote or to direct the vote:  -0-

(iii)          sole power to dispose or to direct the disposition of:
MAM (US) has sole power to dispose or to direct the disposition of the shares of Series A-1 Common Stock it beneficially owns.

(iv)          shared power to dispose or to direct the disposition of:  -0-

Item 5            Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8            Identification and Classification of Members of the Group:
Not applicable.

PAGE 9 OF 12 PAGES

Item 9            Notice of Dissolution of Group:
Not applicable.

Item 10          Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       Attorney in Fact*

Manulife Asset Management (US) LLC

By:         /s/ William E. Corson

Name:    William E. Corson

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Funds II High Income Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock High Yield Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Strategic Income Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Funds II Strategic Income Opportunities Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 11 OF 12 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (US) LLC, John Hancock Funds II High Income Fund, John Hancock High Yield Fund, John Hancock Strategic Income Fund and John Hancock Funds II Strategic Income Opportunities Fund agree that the Schedule 13G (Amendment No. 3) to which this Agreement is attached, relating to the Series A-1 Common Stock of Greektown Superholdings, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       Attorney in Fact*

Manulife Asset Management (US) LLC

By:         /s/ William E. Corson

Name:    William E. Corson

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Funds II High Income Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock High Yield Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Strategic Income Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Funds II Strategic Income Opportunities Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 12 OF 12 PAGES